# Sun50 LLC



# ANNUAL REPORT

2905 Lexington Avenue South Suite 100

Eagan, MN 55121

(310) 890-0876

https://sun50.com/

This Annual Report is dated April 27, 2022.

## BUSINESS

Sun50, LLC is a woman founded and led sun protection clothing brand on a mission to elevate skin cancer awareness and disrupt the apparel industry with their fashion-forward sustainable attire. Christie Covarrubias, CEO and co-founder, grew up in California during a time when wearing sunscreen was not top of mind and sunburns were plentiful. Her childhood summers were spent on the beaches of Lake Tahoe alongside her cousin, Renee, sunning on floatable rafts from sunup to sundown. In their early 30s, Renee lost her life to melanoma, which developed from a mole on her back. Christie reminds us, "Skin cancer is one of the most common cancers, affecting one in five Americans by the age of 70. I often think if we had known about skin cancer prevention or early skin cancer detection, it's quite possible Renee would be alive today."

With Renee in mind, Sun50 was launched. Defined as a purposeful lifestyle brand, Sun50 is dedicated to sourcing luxe sustainable fabrics which adhere to strict environmental production standards and include Oeko-Tex® or bluesign® certification. Inspired by Christie's California roots, Sun50 styles blend beach casual with classic elegance, for fashion forward sun protection to be worn everywhere, any time for many seasons. "We are more than just a clothing brand; we are a movement. We are on a mission to save lives, inspire thoughtful living and respect our planet," says Christie.

Known for their high performance, style, and comfort, Sun50 fabrics have received The Skin

Cancer Seal of Recommendation for meeting stringent criteria to achieve superior sun protection (UPF 50+) from both UVA and UVB rays. Rather than chemically treat or alter their fabrics, Sun50 fabrics are naturally sun protective due to their construction. Trusted by consumers and dermatologists worldwide, Sun50 is dedicated to superior sun protection and determined to reduce their carbon footprint by using eco-friendly fabrics and ethically manufacturing 100% of their apparel in the USA. Working with production teams in both California and Minnesota has increased efficiency, reduced waste, provides shorter production times, and minimizes supply chain difficulties. Hands on interaction with production workers fosters a family-style relationship and transparency to the safe, healthy, and fair-wage work environment of the factories.

Behind the Sun50 mission, to reduce the incidence of skin cancer by supplying the world with the most fashion-forward, easy to wear, and socially impactful sun protective clothing, is a team of seasoned experts who are shareholders in the company and just as passionate about elevating skin cancer awareness, prevention and early detection. In addition to donating a portion of the proceeds from various products, the Sun50 team proudly works with several non-profit organizations who share the Sun50 mission and collaborate on ways to amplify skin checks, sun protection and slow fashion. Speaking on behalf of her team, Christie believes, "The future depends on what we do today. If we can save and enhance lives by doing what we love to do, that is definition of success."

Sun50 products, including sun protective clothing, hats, and accessories, are sold direct-to-consumer both domestically and internationally online at Sun50.com. Sun50 is also sold on Amazon, Bikini.com, and via wholesale retail accounts in Minnesota and Florida. Sun50 was founded in Minnesota on July 9, 2018.

**Previous Offerings**

Name: Series A Preferred Units

Type of security sold: Equity

Final amount sold: $958,949.00

Number of Securities Sold: 958,949

Use of proceeds: Inventory, Marketing and Operations

Date: June 14, 2021

Offering exemption relied upon: 506(c)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

# AND RESULTS OF OPERATION

## Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Gross revenue increased from $147,106 in 2020 to $307,254 in 2021. 2020 was the first year Sun50, LLC had a full year of sales as it received the majority of its launch collection in December 2019, with the balance of the collection being received toward the end of January 2020 and the first half of February 2020. Despite Covid-19 coming to the U.S. in March of 2020, Sun50 achieved a number of successes which are fully described in the timeline graph. With an industry benchmark of 25% CAGR, Sun50's sales in 2021 grew at a 109% CAGR.

Cost of Sales

Cost of sales increased from $31,325 in 2020 to $73,134 in 2021. The industry cost of sales benchmark for sun protective clothing is 30%. Most of the sun-protective clothing being sold is manufactured abroad with inferior fabrics and dyes and chemicals which harm the environment. Sun50 is 100% manufactured in the USA and made with sustainable fabrics which are not treated with harmful dyes or chemicals. Every Sun50 fabric is third-party tested to determine UV sun protection levels. This means that costs to source and manufacture are more expensive. Notwithstanding higher costs of fabrics and manufacturing, Sun50's experienced team was able to manage its cost of sales at 32% for 2021.

Gross Margin

The industry gross margin benchmark for the sun protective clothing industry is 70%. Notwithstanding Sun50's development of its first collection of sun protective clothing was available for sale in 2021 is made in the USA with sustainable fabrics, it achieved an impressive 68% gross margin.

Expenses

Total operating expenses increased from $781,435 in 2020 to $791,083 in 2021. The company's expenses consisted of, among other things, payroll, product development, professional fees, marketing, general and administrative expenses, rent, shipping costs, and travel. The company believes that operating expenses going forward will remain relatively constant while sales revenues will continue to increase.

Historical results and cash flows:

Sun50, LLC is currently in the growth and revenue-generating stages. Sun50 is of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future. The industry CAGR benchmark for the sun protection clothing industry is 25%. Sun50's CAGR for 2021 was 109% over 2020 sales. With the deep involvement of its experienced e-commerce marketing consulting team, Sun50's proven team has crafted a sales projection strategy based on results achieved to date to significantly drive growth and sales. Sun50 will also be expanding its wholesale sales channel at a national level. Combining an increased spend on e-commerce marketing, Amazon, and expanding its wholesale accounts, Sun50's experienced team projects to be growing at a CAGR well above the industry CAGR benchmark of 25%, and it plans on operating at a breakeven level within the next two years, if not before.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $12,009.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: BankVista

Amount Owed: $525,301.00

Interest Rate: 5.5%

Maturity Date: May 08, 2029


Creditor: BankVista

Amount Owed: $349,996.00

Interest Rate: 5.25%

Maturity Date: September 08, 2022


Creditor: Christie Covarrubias and James Lockhart

Amount Owed: $113,648.00

Interest Rate: 2.5%

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christie Covarrubias

Christie Covarrubias's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CEO

Dates of Service: September 01, 2018 - Present

Responsibilities: As CEO, Ms. Covarrubias is responsible for leading the company. She does not currently receive a salary. If we raise $500,000 Christie will receive a salary of $75,000. If we raise $1M Christie will receive a salary of $125,000.

Position: Board of Governors

Dates of Service: September 01, 2018 - Present

Responsibilities: Governing Board

Position: Chairman of the Board Sun50

Dates of Service: September 01, 2018 - Present

Responsibilities: Provides leadership to the firm's officers and executives and build consensus in board decisions.

Name: Jim Lockhart

Jim Lockhart's current primary role is with WipFli LLP. Jim Lockhart currently services 2-3 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September 01, 2018 - Present

Responsibilities: As a partner in a national CPA firm, Jim is the National Real Estate Practice leader firm-wide. With a proven track record successfully building teams and companies, formulating and executing strategies, and growing revenue and profitability, Jim brings his expertise to the team, collaborating on strategic initiatives to move the company forward and grow the brand. He does not currently receive a salary.

Other business experience in the past three years:

Employer: WipFli LLP

Title: Partner

Dates of Service: February 01, 2010 - Present

Responsibilities: Provide clients with cutting-edge tax advice to help them save their money, grow and become more successful.

Name: Mark Hoiland

Mark Hoiland's current primary role is with Retired. Mark Hoiland currently services ~.5 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 01, 2021 - Present

Responsibilities: As a member of the Board of Directors, Mr. Hoiland is responsible for advising the company. He currently does not receive a salary

Other business experience in the past three years:

Employer: BankVista

Title: RETIRED - VP

Dates of Service: June 01, 2016 - February 01, 2022

Responsibilities: Retired- Business Development

Name: Cassie Warner

Cassie Warner's current primary role is with Weis Builders. Cassie Warner currently services ~.5 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Directors

Dates of Service: November 01, 2021 - Present

Responsibilities: Cassie is the Chief Financial Officer/Sr. Vice President for a national construction company which is ranked among the top US companies in the industry. Throughout her career and as a board member for several non-profit organizations, Cassie's expertise, leadership, and troubleshooting of financial risks has led to successful growth and sustainability. Advising Sun50 on financial controls, workflow management and budgeting controls has positively influenced operational decision making and business strategy.

Other business experience in the past three years:

Employer: Weis Builders

Title: CFO/ Senior VP

Dates of Service: May 01, 1996 - Present

Responsibilities: CFO/Senior VP

Name: Jeff Milkie

Jeff Milkie's current primary role is with Managing Director. Jeff Milkie currently services ~.5 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Governors

Dates of Service: June 01, 2019 - Present

Responsibilities: Jeff is the Founder and Managing Director of GRM Capital, LLC, a middle-market investment bank focused on mergers & acquisitions ("M&A"), private debt and equity capital raises, and strategic capital markets advisory. With over 20+ years of corporate finance and investment banking experience, Jeff has advised on numerous public and private debt and equity investments and M&A assignments totaling over $5 billion. His expertise in multi-billion dollar global corporations, middle-market companies and venture-level organizations across multiple sectors including consumer goods and services, retail, manufacturing, distribution, business services, healthcare, media and technology bring robust experience Sun50's growth plan. Jeff steers the company towards a sustainable future by adopting sound, ethical, and financial management policies.

Other business experience in the past three years:

Employer: Managing Director

Title: The Peakstone Group

Dates of Service: January 01, 2020 - Present

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: The Peakstone Group

Title: Managing Director

Dates of Service: January 01, 2020 - Present

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: GRM Capital LLC

Title: Founder & Managing Partner

Dates of Service: May 01, 2019 - Present

Responsibilities: Founder & Managing Partner

Other business experience in the past three years:

Employer: AJ Tennis Academy International

Title: Member Board of Directors

Dates of Service: January 01, 2017 - Present

Responsibilities: Member Board of Directors

Other business experience in the past three years:

Employer: Wipfli Corporate Finance Advisors LLC

Title: Managing Director, Head of Investment Banking

Dates of Service: January 01, 2011 - May 01, 2019

Responsibilities: Managing Director, Head of Investment Banking

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series B Units

Member Name: Christie + Jim, Inc. (Christie Covarrubias owns 50% & James D. Lockhart own 50%)

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 100.0

## RELATED PARTY TRANSACTIONS

Name of Entity: Christie Covarrubias and James Lockhart

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: An advance to Sun50 in the amount of $113,648.

Material Terms: Demand note earning 2.5% interest annually.

## OUR SECURITIES

Series A Preferred Units

The amount of security authorized is 2,271,285 with a total of 1,288,949 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Units.

Material Rights

The amount outstanding includes 330,000 units to be issued pursuant to options outstanding.

1x Liquidation preference plus payment of 6% preference; upon repayment of capital contributions and preference, the Preferred Units shall convert into common units (See exhibit F for additional detail)

Series B Units

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Series B Units.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

**Sun50 LLC**

By  /s/ *Christie Covarrubias*

    Name: Sun50 LLC

    Title:  Founder & CEO

Exhibit A

**FINANCIAL STATEMENTS**



**SUN50, LLC**
A Minnesota Limited Liability Company


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2021 and 2020

# SUN50, LLC

Years Ended December 31, 2021 and 2020

Table of Contents



F&A

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

**Members of:**
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Sun50, LLC
Minneapolis, Minnesota

We have reviewed the accompanying financial statements of Sun50 ("the Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
April 20, 2022

**SUN50, LLC**
**BALANCE SHEETS**

December 31, 2021 and 2020 (unaudited)

## Assets

| | | 2021 | | 2020 |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash and cash equivalents | $ | 12,009 | $ | 83,888 |
| Inventory | | 330,249 | | 232,542 |
| **Total current assets** | | 342,258 | | 316,430 |
| **Property and equipment, net** | | 8,227 | | 9,598 |
| **Intangible assets, net** | | 7,667 | | 7,667 |
| **Other assets** | | 12,518 | | 13,897 |
| **Total assets** | $ | 370,670 | $ | 347,592 |

## Liabilities and Members' Equity (Deficit)

| | | 2021 | | 2020 |
|---|---|---|---|---|
| **Current liabilities** | | | | |
| Accounts payable and accrued expenses | $ | 176,971 | $ | 62,652 |
| Line of credit | | 349,996 | | 250,000 |
| Related party demand note payable | | 113,648 | | - |
| Related party advances | | 10,469 | | 77,686 |
| Deferred rent | | 5,692 | | 9,087 |
| Gift card liabilities | | 4,242 | | - |
| Current portion of notes payable | | 58,600 | | 113,745 |
| **Total current liabilities** | | 719,618 | | 513,170 |
| Notes payable, net of current portion | | 466,701 | | 542,397 |
| **Total liabilities** | | 1,186,319 | | 1,055,567 |
| | | | | |
| **Members' equity** | | | | |
| Series A Preferred Membership Units, $1.00 par value, 2,000,000 units authorized; | | | | |
| 933,949 and 454,275 units issued and outstanding, respectively | | 933,949 | | 454,275 |
| Series B Membership Units, $.0001 par value, 4,926,471 units authorized; | | | | |
| 4,000,000 units issued and outstanding | | 400 | | 400 |
| Additional members' equity | | 69,600 | | 69,600 |
| Accumulated deficit | | (1,819,598) | | (1,232,250) |
| **Total members' equity** | | (815,649) | | (707,975) |
| **Total liabilities and members' equity** | $ | 370,670 | $ | 347,592 |

See independent accountants' review report and accompanying notes to the financial statements.

-2-

**SUN50, LLC**
**STATEMENTS OF OPERATIONS**

Years Ended December 31, 2021 and 2020 (unaudited)

| | | 2021 | | 2020 |
|---|---|---|---|---|
| **Sales** | | | | |
| Merchandise sales | $ | 299,469 | $ | 143,403 |
| Shipping income | | 7,785 | | 3,703 |
| Discounts | | (76,739) | | (42,559) |
| Returns | | (23,999) | | (6,897) |
| **Sales, net** | | 206,516 | | 97,650 |
| **Cost of sales** | | 73,134 | | 31,325 |
| **Gross profit** | | 133,382 | | 66,325 |
| **Operating expenses** | | | | |
| Payroll | | 303,403 | | 248,520 |
| Product development | | 64,824 | | 174,859 |
| Professional fees | | 93,682 | | 136,197 |
| Marketing | | 178,055 | | 104,680 |
| General & administrative | | 86,030 | | 44,238 |
| Rent | | 48,465 | | 39,839 |
| Shipping costs | | 12,623 | | 27,687 |
| Depreciation & amortization | | 2,750 | | 2,742 |
| Travel | | 1,251 | | 2,673 |
| **Total operating expenses** | | 791,083 | | 781,435 |
| **Operating loss** | | (657,701) | | (715,110) |
| **Other income (expenses)** | | | | |
| Interest expense | | (47,376) | | (29,751) |
| Interest income | | - | | 10 |
| Other income (expense) | | 117,729 | | 21,499 |
| **Net loss** | $ | (587,348) | $ | (723,352) |

See independent accountants' review report and accompanying notes to the financial statements.

-3-

**SUN50, LLC**
**STATEMENTS OF MEMBERS' EQUITY (DEFICIT)**

Years Ended December 31, 2021 and 2020 (unaudited)

| | Series A Preferred Membership Units | | Series B Membership Units | | Additional Members' Equity | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| | Units | Amount | Units | Amount | | | |
| **Balance, December 31, 2019** | - | $ - | 4,000,000 | $ 400 | $ 69,600 | $ (508,898) | $ (438,898) |
| Series B Membership Units issued for cash | 454,275 | 454,275 | - | - | - | - | 454,275 |
| Net loss | - | - | - | - | - | (723,352) | (723,352) |
| **Balance, December 31, 2020** | 454,275 | 454,275 | 4,000,000 | 400 | 69,600 | (1,232,250) | (707,975) |
| Series A Preferred Membership Units issued for cash | 479,674 | 479,674 | - | - | - | - | 479,674 |
| Net loss | - | - | - | - | - | (587,348) | (587,348) |
| **Balance, December 31, 2021** | 933,949 | $ 933,949 | 4,000,000 | $ 400 | $ 69,600 | $ (1,819,598) | $ (815,649) |

See independent accountants' review report and accompanying notes to the financial statements.

-4-

**SUN50, LLC**
**STATEMENTS OF CASH FLOWS**

Years Ended December 31, 2021 and 2020 (unaudited)

| | 2021 | 2020 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (587,348) | $ (723,352) |
| Adjustments to reconcile net loss to net cash | | |
| provided by (used in) operating activities: | | |
| Depreciation and amortization | 2,750 | 2,742 |
| Forgiveness of Paycheck Protection Program loan | (76,100) | - |
| CARES Act debt relief | (41,629) | - |
| (Increase) decrease in assets: | | |
| Inventory | (97,707) | (97,627) |
| Prepaids | - | 8,333 |
| Other assets | 1,379 | 8,137 |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 114,319 | 27,592 |
| Related party advances | (67,217) | 60,451 |
| Gift card liabilities | 4,242 | - |
| Deferred rent | (3,395) | 8,022 |
| **Net cash used in operating activities** | **(750,706)** | **(705,702)** |
| | | |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | (1,379) | - |
| **Net cash used for investing activities** | **(1,379)** | **-** |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from line of credit | 99,996 | 143,277 |
| Proceeds from related party demand note payable | 113,648 | - |
| Repayment of notes payable | (13,112) | (29,370) |
| Proceeds from paycheck protection program | - | 76,100 |
| Proceeds from issuance of Series A Preferred Membership Units | 479,674 | 454,275 |
| **Net cash provided by financing activities** | **680,206** | **644,282** |
| | | |
| **Net increase (decrease) in cash and cash equivalents** | **(71,879)** | **(61,420)** |
| **Cash and cash equivalents at beginning of year** | **83,888** | **145,308** |
| | | |
| **Cash and cash equivalents at end of year** | **$ 12,009** | **$ 83,888** |
| | | |
| **Supplemental Disclosure** | | |
| Interest paid | $ 10,324 | $ 15,549 |
| Taxes paid | $ - | $ - |

See independent accountants' review report and accompanying notes to the financial statements.

-5-

Years Ended December 31, 2021 and 2020 (unaudited)

## Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Sun50, LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Sun50, LLC is a limited liability company organized July 9, 2018 under the laws of the state of Minnesota and is headquartered in Eagan, Minnesota. The Company develops and sells eco-friendly, high-quality sun protection clothing.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Reclassification

Certain prior period amounts were reclassified to conform to the manner of presentation in the current period. The reclassifications have no effect on the net loss or accumulated deficit previously reported.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of raw materials and finished products. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2021 and 2020.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized.  Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Intangible assets with finite useful lives are carried at cost less accumulated amortization recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes and  accumulated impairment losses. Intangible  assets with indefinite useful lives are carried  at cost less accumulated impairment losses. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Years Ended December 31, 2021 and 2020 (unaudited)

Borrowing costs

Borrowing costs consist of closing costs incurred in relation to loan financing obtained by the Company. Related costs are capitalized and amortized to interest expense over the life of the related loan. Unamortized borrowing costs are included per balance sheet as "Other assets."

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $178,055 and $104,680 for the years ended December 31, 2021 and 2020, respectively, recorded per the statements of operations as 'Marketing.'

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods to customers. Revenue consists of sales of sun-protection clothing and accessories. Revenue is recognized when the items are shipped to customers. Customer payments are generally charged prior to delivery for online sales.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability.  There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent events

Management has evaluated subsequent events through April 20, 2022, which is the date these financial statements were available to be issued.

Years Ended December 31, 2021 and 2020 (unaudited)

## Note 2 – Intangible Assets

Intangible assets consist of trademarks obtained by the Company; trademarks are intended to be renewed and carried indefinitely by the Company, and therefore, no amortization is recorded. No impairment was considered necessary at December 31, 2021 or 2020.

|  | 2021 | 2020 |
|---|---|---|
| Trademark costs | $ 7,667 | $ 7,667 |
| Impairment | - | - |
| Intangible assets, net | $ 7,667 | $ 7,667 |

## Note 3 – Property and Equipment

Property and equipment consist of the following at December 31:

|  | 2021 | 2020 |
|---|---|---|
| Computer equipment | $ 13,711 | $ 13,711 |
| Accumulated depreciation | (5,484) | (4,113) |
| Property and equipment, net | $ 8,227 | $ 9,598 |

Depreciation expense for the years ended December 31, 2021 and 2020 was $2,750 and $2,742, respectively.

## Note 4 – Notes Payable & Line of Credit

On May 8, 2019, the Company entered into two secured note agreements through the Small Business Administration with BankVista, including a line of credit with maximum availability of $250,000 and a term loan with an initial balance of $630,000. The line of credit terms included an original interest rate of 7.5% per annum and maturity date of June 8, 2020. A change in terms was entered into during 2021 with regard to the line of credit adjusting the balance available to $350,000, a change in interest rate to 5.25% per annum, and a new maturity date of September 8, 2022. The term loan is payable in one hundred and eighteen monthly installments based on a variable interest rate with a maturity date of May 8, 2029. The initial interest rate at the date of the loan agreement was 7.75% per annum with a change in interest rate to 5.50% per annum effective March 31, 2020. As of December 31, 2021 and 2020, the aggregate principal balance outstanding on the line of credit was $349,996 and $250,000, respectively. As of December 31, 2021 and 2020, the aggregate principal balance outstanding on the term loan was $525,301 and $580,042, respectively.

During the year 2020, a pandemic virus broke out. Companies were allowed the forgiveness of debt to continue operations. The Company received the benefit of the forgiveness in the amount of $41,629 and $21,499 for the years ended December 31, 2021 and 2021, respectively, recorded per the statement of operations as 'Other income (expense).'

On April 13, 2020, the Company received loan proceeds of $76,100 pursuant to the Paycheck Protection Program ("PPP") Coronavirus Aid, Relief and Economic Security Act administered by the U.S. Small Business Administration loan program. The PPP loan, which was in the form of a promissory note dated April 10, 2020, between Sun50 and

BankVista, as the lender, matures on April 13, 2022 and bears interest at a fixed rate of 1% per annum. This loan and all accrued interest was forgiven in full on April 16, 2021.

During 2021, the founders of the Company have advanced $113,648 to the Company in the form of a demand note earning 2.5% interest, annually.

Future minimum payments for each of years ended December 31 are as follows:

| | | |
|---|---|---|
| 2022 | $ | 58,600 |
| 2023 | | 62,260 |
| 2024 | | 65,772 |
| 2025 | | 69,482 |
| 2026 | | 73,401 |
| Thereafter | | 195,786 |
| | $ | 525,301 |

## Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,819,598 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship products, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

## Note 6 – Lease Commitments

The Company rents space for operations in Eagan, Minnesota. The term of the lease is from May 1, 2021 to April 30, 2023. Rent concessions were provided by the landlord for the first three months of the lease and escalated payments are made thereafter. Future minimum payments related to this lease for the years ended December 31 are as follows:

| | |
|---|---|
| 2022 | 33,082 |
| 2023 | 11,118 |

## Note 7 – Members' Equity

The Company has two classes of membership units: Series A preferred units and Series B units. These classes of membership units have similar rights and privileges, except as follows:

- Series A is a participating preferred equity by which members shall be entitled to receive 6% cumulative annual return on the member's unreturned capital contributions.  All Series A units will automatically convert into Series B units upon the prepayment of capital contributions plus preferred returns.
- The Series A preferred members shall have no voting or governance rights whatsoever.
- Distributions will first be made to pay preferred returns to Series A members. Remaining distributions will be used to first pay out any outstanding capital contributions of Series A Members; thereafter, amounts are to be distributed to Series B members in pro rata based their respective percentage interest.

During the years ended December 31, 2020, the members contributed $454,275 for Series A preferred membership units.

During the years ended December 31, 2021, the members contributed $479,674 for Series A preferred membership units.

## Note 8 – Unit Options

During 2020, the Company executed the 2020 Unit Option and Incentive Plan, which reserved 926,471 membership units to be issued in the form of series B membership units. During the years ended December 31, 2021 and 2020, the Company granted 0 and 330,000 unit options, respectively. All options granted as of December 31, 2021 vest 3 years from the grant date and are exercisable 5 years after the grant date at a price of $.01 per membership unit. As of December 31, 2021, there were no vested unit options.

## Note 9 – Related Party Transactions

Payments were made on behalf of the Company by two of the founders during the course of business since inception totaling $124,117 and $77,686 as of December 31, 2021 and 2020, respectively. These amounts are included per the balance sheets as 'Related party demand note payable' and 'Related party advances.'

## Note 10 – Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its member in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Minnesota jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

## Note 11 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

## Note 12 – Subsequent Events

Subsequent to December 31, 2021, an additional 25,000 Series A preferred units were issued for total cash proceeds of $25,000. Additionally, the Company has raised approximately $60,000 in 2022 through a Regulation Crowdfund offering at a price of $1.01 per share and has reserved up to an additional 271,285 Series A Preferred Units pursuant to the Regulation Crowdfund offering.

During 2022, the Company has granted 590,000 unit options under the 2020 Unit Option and Incentive Plan. All options granted during 2022 vest 3 years from the grant date and are exercisable 5 years after the grant date at a price of $.01 per membership unit.

# CERTIFICATION

I, Christie Covarrubias, Principal Executive Officer of Sun50 LLC, hereby certify that the financial statements of Sun50 LLC included in this Report are true and complete in all material respects.

*Christie Covarrubias*

Founder & CEO